Exhibit 99.1

June 7, 2024

 Diversified Energy Company PLC
(“Diversified” or the "Company")

Completion of Acquisition & Credit Facility Upsize

Diversified Energy Company PLC (LSE: DEC, NYSE:DEC) announces the closing of its acquisition of the proportionate working interest in certain assets within the Company’s Central Region (the “Assets”) from Oaktree Capital Management (“Oaktree”), as announced on March 19, 2024 (the “Acquisition”). Concurrently, the Company also completed an acquisition-related redetermination of the borrowing base of its revolving credit facility (Sustainability Linked Loan, or the “SLL”) resulting in a 26% or $80 million increase in the borrowing base to $385 million and estimated post-transaction liquidity of ~$130 million.

Acquisition Highlights
•	Purchase price of $410 million before customary purchase price adjustments
•	Acquisition net purchase price of $377 million after customary purchase price adjustments
o	PDP reserves of 510 Bcfe (~85 MMBoe) and a PDP PV10 of ~$462 million(a)
o	Current net production of 122 MMcfepd (~20 Mboepd)
•	Estimated 2024 Adjusted EBITDA of ~$126 million(b)
•	Purchase price multiple of ~3.0x(b) and ~PV17 valuation on PDP-only assets
•	Includes hedges on ~60% of the Assets 2024 production at an average price of ~$3.89/MMBtu

Consideration for the Acquisition consists of $83 million in deferred cash payments to Oaktree, the assumption of Oaktree’s proportionate debt of ~$120 million associated with the ABS VI amortizing note and other expanded liquidity sources.

CEO Rusty Hutson, Jr. commented:

"This transaction represents another deliberate step in our disciplined approach to focus on accretive acquisitions that enhance our scale, deliver margin expansion, and expand free cash flow. The net purchase price of these high quality assets approximates a PV17 valuation and represents a low multiple of the Assets annual cash flows. As the natural acquirer of Oaktree’s working interest in the Central Region, the transaction was a unique opportunity to consolidate these assets and represents the culmination of a successful, multi-year partnership with Oaktree.  I would also like to thank our financial partners for their continued support, demonstrated by the increase in the borrowing base of our Sustainability Linked Loan, and the highly successful ABS VIII financing.”

Footnotes:

(a)
PDP reserves values (including volumes, PV10 and approximate PV value) calculated using an effective date  of November 01, 2023 effective date based on the 10-year NYMEX strip as at March 8, 2024; For more information, please refer to “Use of Non-IFRS Measures”

(b)
Based on engineering reserves assumptions using historical cost assumptions and NYMEX strip as of March 8, 2024 for the 12 month period ended December 31, 2024; includes the estimated impact of settled derivative instruments; does not include the impact of any projected or anticipated synergies that may occur subsequent to acquisition  Purchase price multiple based on Net Purchase Price and Acquisition's estimated 2024 Adjusted EBITDA (unhedged)

For Company-specific items, refer also to the Glossary of Terms and/or Alternative Performance Measures found in the Company’s  Annual Report and Form 20-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "may", "will", "seek", "continue", "aim", "target", "projected", "plan", "goal", "achieve" and words of similar meaning, reflect the Company's beliefs and expectations and are based on numerous assumptions regarding the Company's present and future business strategies and the environment the Company will operate in and are subject to risks and uncertainties that may cause actual results to differ materially. No representation is made that any of these statements or forecasts will come to pass or that any forecast results will be achieved. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, including the risk factors described in the "Risk Factors" section in the Company's Annual Report and Form 20-F for the year ended December 31, 2023, filed with the United States Securities and Exchange Commission. The pro forma financial information in this announcement is for informational purposes only, is not a projection of our future financial performance, and should not be considered indicative of actual results that would have been achieved had the Acquisition actually been consummated on the date or at the beginning of the period indicated. Forward-looking statements speak only as of their date and neither the Company nor any of its directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. As a result, you are cautioned not to place undue reliance on such forward-looking statements.

Use of Non-IFRS Measures

Certain key operating metrics that are not defined under IFRS (alternative performance measures) are included in this announcement. These non-IFRS measures are used by us to monitor the underlying business performance of the Company from period to period and to facilitate comparison with our peers. Since not all companies calculate these or other non-IFRS metrics in the same way, the manner in which we have chosen to calculate the non-IFRS metrics presented herein may not be compatible with similarly defined terms used by other companies. The non-IFRS metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS. Certain of the key operating metrics are based on information derived from our regularly maintained records and accounting and operating systems.

Adjusted EBITDA

As used herein, EBITDA represents earnings before interest, taxes, depletion, depreciation and amortization. Adjusted EBITDA includes adjusting for items that are not comparable period-over-period, namely, accretion of asset retirement obligation, other (income) expense, loss on joint and working interest owners receivable, (gain) loss on bargain purchases, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, costs associated with acquisitions, other adjusting costs, non-cash equity compensation, (gain) loss on foreign currency hedge, net (gain) loss on interest rate swaps and items of a similar nature.

Adjusted EBITDA should not be considered in isolation or as a substitute for operating profit or loss, net income or loss, or cash flows provided by operating, investing, and financing activities. However, we believe such a measure is useful to an investor in evaluating our financial performance because it (1) is widely used by investors in the natural gas and oil industry as an indicator of underlying business  performance; (2) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement; (3) is used in the calculation of a key metric in one of our Credit Facility financial covenants; and (4) is used by us as a performance measure in determining executive compensation. We are unable to provide a quantitative reconciliation of forward-looking Adjusted EBITDA to the most directly comparable forward-looking IFRS measure because the items necessary to estimate such forward-looking IFRS measure are not accessible or estimable at this time without unreasonable efforts. The reconciling items in future periods could be significant.

PV10

PV10 is a non-IFRS financial measure and generally differs from Standardized Measure, the most directly comparable IFRS measure, because it does not include the effects of income taxes on future net cash flows. While the Standardized Measure is free cash dependent on the unique tax situation of each company, PV10 is based on a pricing methodology and discount factors that are consistent for all companies. In this announcement, PV10 is calculated using NYMEX pricing. It is not practicable to reconcile PV10 using NYMEX pricing to standardized measure in accordance with IFRS at this time. Investors should be cautioned that neither PV10 nor the Standardized Measure represents an estimate of the fair market value of proved reserves.